Exhibit 21 - List of Subsidiaries

Name of Subsidiary	Jurisdiction of Incorporation	Ownership
MJP Lighting Solutions Ltd.	British Virgin Islands	Wholly Owned
MJP Holdings Ltd.	Province of Alberta, Canada	Wholly Owned